



Tsingtao Beer Building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

December 1, 2006



The Office of International Corpor
The Securities and Exchange Comr
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

孙晓航

Xiaohang SUN

PROCESSED
DEC 1 2 2006
THOMSON
FINANCIAL

(Enclosure)

cc: Lu Yuan / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Da-Wai Hu / Jun Zheng
(Sullivan & Cromwell LLP)

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

December 1, 2006

A. ANNOUNCEMENT ON THE COMPLETION OF THE TRANSFERS OF SHARES ACQUIRED BY STATE-OWNED ASSET SUPERVISION AND ADMINISTRATION COMMISSION OF THE PEOPLE'S GOVERNMENT OF QINGDAO.



TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT ON THE COMPLETION OF THE TRANSFERS OF SHARES ACQUIRED BY STATE-OWNED ASSET SUPERVISION AND ADMINISTRATION COMMISSION OF THE PEOPLE'S GOVERNMENT OF QINGDAO

Reference is made to the announcements of the Company dated 30 August 2006 and 18 October 2006.

The Company has been informed by Conson, a person acting in concert with the largest shareholder of the Company, SASACQ, that the procedures for the transfers of shares have been completed on 30 November 2006. The Company will assist SASACQ to implement the consideration payment proposal in relation to the share reform as soon as after all the relevant approvals have been obtained.

Reference is made to the announcements of Tsingtao Brewery Company Limited (the "Company") dated 30 August 2006 and 18 October 2006.

On 17 November 2006, the Company has obtained the "Approval for Exempting State-owned Asset Supervision and Administration Commission of the People's Government of Qingdao from an Obligation to Make an Offer for Acquiring the Shares of Tsingtao Brewery Company Limited" (Zheng Jian Gong Si Zi [2006] No. 246) from the China Securities Regulatory Commission.

The Company has also been informed by Qingdao Conson Industrial Corp. ("Conson"), a person acting in concert with the largest shareholder of the Company, State-owned Asset Supervision and Administration Commission of the People's Government of Qingdao ("SASACQ"), that the procedures for the transfer of 26,164,384 shares of the Company acquired by Conson from another non-circulating shareholder, China Orient Asset Management Corporation, and the transfer of 3,085,616 shares of the Company acquired by Shandong International Trust, an independent third party appointed by Conson by way of trust, have been completed on 30 November 2006. The Company will assist SASACQ to implement the consideration payment proposal in relation to the share reform as soon as after all the relevant approvals have been obtained.

The announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Board of Directors

Tsingtao Brewery Company Limited

Qingdao, the PRC, 30 November 2006

Directors of the Company as at the date hereof :

Executive Directors :*Mr LI Gui Rong (Chairman), Mr JIN Zhi Guo (Vice Chairman), Mr SUN Ming Bo, Mr LIU Ying Di, Mr SUN Yu Guo*

Non-executive Directors : *Mr Stephen J. BURROWS (Vice Chairman), Mr Mark F. SCHUMM*

Independent Directors :*Mr CHU Zhen Gang, Mr FU Yang, Ms LI Yan, Mr POON Chiu Kwok*